Anderson, Weinroth & Co., L.P.
1330 Avenue of the Americas
New York, New York 10019




                                                              November 5, 1999



Mr. Par Chadha
Osicom Technologies, Inc.
2800 28th Street, Suite 100
Santa Monica, California 90405

Dear Mr. Chadha:

         Anderson, Weinroth & Co., L.P. ("AW") proposes to provide assistance to Osicom Technologies, Inc. ("FIBR" or the "Company") with respect to the identification and recruitment of senior officers and directors for the Company and/or its subsidiaries or affiliates. AW also desires to establish a strategic ownership position in the Company through a negotiated transaction (the "Transaction"), subject to satisfactory completion of due diligence, as described in the Paragraph 3 below. The terms of the agreement (the "Agreement") shall be as follows:

1. For every senior officer ("Officer") identified by AW and employed by FIBR or any of its subsidiaries or affiliates, the Company will grant AW seventy-five thousand (75,000) warrants (the "Warrants") with a life of two (2) years and exercisable at the same price or prices at which the Officer's employee stock options are exercisable. The Warrants shall vest six months after the Officer's start date, and only if upon such date the Officer remains employed by Osicom or its subsidiary or affiliate. In addition, the Company will issue unregistered FIBR common shares to AW in an amount equal to ten percent (10%) of the total value of the Officer's first-year compensation.

2. For every director (the "Director") identified by AW and elected to the Board of the Company or its subsidiary or affiliates, the Company will grant the Director a number of options and having such terms as would ordinarily be granted under the Directors Stock Option Plan (or other applicable compensation plan) of the Company or its subsidiary or affiliates. For each Director identified by AW, the Company will grant, or cause to be granted to AW twenty-five thousand (25,000) warrants each having a life of two (2) years but otherwise having the same terms as the options granted the Director. The Warrant grant described in this paragraph herein shall be made as of the date the Director is elected to the Board of the Company or its subsidiary or affiliate.

3. The Company will sell to a group to be held by AW, or to a specified purpose entity created by AW, SIX HUNDRED SEVENTY-NINE THOUSAND FOUR HUNDRED EIGHTY THREE (679,483) newly-issued shares of the Company's common stock (the "New Shares") having a value of seven and one half million U.S. dollars (USD $7,500,000). For the purposes of the Transaction described herein, the New Shares shall be issued at USD $11.04 New Share, such price being equal to the average of the closing prices for the Company's common stock for the four (4) trading days immediately preceding and the day upon which this Agreement is executed, as reported by Nasdaq. In the event that AW and the Company complete the Transaction, the Company and AW agree as follows:

         (i) The Company shall pay to AW a cash fee equal to four percent (4%) of the Transaction amount, payable at the Closing of the Transaction.

         (ii) AW shall have the right to nominate one Director (the "Nominee") to the Company's Board. The Company shall have the right to approve the Nominee, such approval shall not be unreasonably withheld. The Company shall have no obligation to pay any compensation to AW in connection with the appointment of the Nominee to the Company's Board (e.g., the terms of Paragraph 2 above shall not apply to the appointment of the Nominee).

         (iii) The AW Group and the Company shall enter into a definitive Stock Purchase Agreement containing standard representations, warranties and indemnification provisions. The Company and AW agree to use their best efforts to complete the Transaction before December 1, 1999.

         (iv) AW and the Company shall enter into a Registration Rights Agreement containing one demand registration right at the Company's expense on a "best efforts" basis, and piggyback registration rights. The demand registration described therein shall not be available before the earlier of the (i) first date upon which the Company distributes the shares of Netsilicon, Inc. common stock which it owns; or (ii) the first anniversary of the date upon which the New Shares are issued.

         (v) AW agrees that it shall vote all of its New Shares in favor of the slate of directors nominated by the Company's management at any meeting of the Company's shareholders.

         (vi) The Company shall reimburse AW its legitimate out-of-pocket legal and other expenses incurred in connection with the Transaction, such expense reimbursements not to exceed twenty-five thousand U.S. Dollars (USD $25,000).

4. AW and/or an entity created by AW shall have the right to invest in the Company's Optical Networking subsidiary ("CN") in the first round of financing conducted by CN to occur (the "CN Investment"), subject to the following conditions.

         (i) In the event that the first round of CN financing to occur is venture capital financing, then AW shall have the right to invest up to seven and one half million U.S. Dollars (USD $7,500,000) in that round, if and only if that investment is approved by CN's lead venture financier. The Company agrees on behalf of it and CN's management to recommend that such lead venture financier approve the CN Investment. If so approved, AW shall have the right to make the CN investment at the then-outstanding valuation of CN.

         (ii) In the event that the first round of CN financing to occur is an initial public offering of stock, then AW shall have the right to purchase up to seven and one half million U.S. Dollars (USD $7,500,000) of the common stock of CN in the IPO at the IPO price, if and only if that investment is approved by the managing underwriter for the CN IPO. The Company agrees on behalf of it and CN's management to recommend that such managing underwriter approve the CN investment.

AW and the Company agree that the terms of Paragraphs 1 and 2 shall be binding upon them whether or not the Transaction described in Paragraph 3 above is completed.

If you are in agreement with the foregoing, please indicate your acceptance by signing on the space provided below.

                                     Andersen, Weinroth & Co., L.P.

                                     /s/ Rohit Phansalkar
                                     ------------------------------------------
                                         Rohit Phansalkar


Osicom Technologies, Inc.

/s/ Par Chada
------------------------------------
Par Chadha, Chairman and CEO